Exhibit 99.(n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated May 30, 2023, with respect to the financial statements and financial highlights of Destiny Alternative Fund LLC for the fiscal period from July 1, 2022 to March 31, 2023, which is incorporated by reference in the Confidential Private Placement Memorandum and Statement of Additional Information contained in this Registration Statement. We consent to the use of the aforementioned report in the Confidential Private Placement Memorandum and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions “Financial Highlights”, “Independent Registered Public Accounting Firm: Legal Counsel”, “Independent Registered Public Accounting Firm” and “Financial Statements”.

/s/ Grant Thornton LLP

Chicago, Illinois

November 3, 2023